Exhibit 99.2

DragonWave Inc. Prices C$25 Million Public Offering of Units

OTTAWA, ONTARIO—(Marketwired - July 25, 2014) - DragonWave Inc. (the “Company”) (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced it has priced an underwritten public offering (the “Offering”) of 13,850,000 units (each a “Unit”) at a price to the public of C$1.80 per Unit, for gross proceeds of approximately C$25 million. CIBC is acting as the sole book-runner for the offering and H.C. Wainwright & Co., LLC is acting as lead manager (together, the “Underwriters”). The Company has also granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the issue to cover over-allotments, if any.

The Company intends to use the net proceeds from the Offering to strengthen its balance sheet, to fund working capital and for general corporate purposes.

Under the terms of the Offering, each Unit consists of one common share (each, an “Offered Share”) and one half of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$2.25 for a period of two years from the closing date of the Offering, subject to acceleration and adjustment. The Offered Shares and Warrants are immediately separable. The Company intends to apply to list the Warrants on the NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). There is no guarantee that the Warrants will be listed on NASDAQ or the TSX. The Company expects that any exercise of the Warrants will result in the cash proceeds from the exercise of such Warrants being paid to the Company.

The Offering is expected to close on or about August 1, 2014, subject to customary closing conditions, including the approval of the TSX and NASDAQ with respect to the Offered Shares and the shares issuable upon exercise of the Warrants.

The Offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the SEC on August 29, 2013 and in Canada pursuant to a final short form base shelf prospectus dated August 29, 2013 filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, in each case as supplemented by a preliminary prospectus supplement.  In addition, to the extent necessary to cover shares issuable upon exercise of the Warrants, the Company intends to use, once effective in the United States and Canada, the Company’s new shelf registration statement filed with the SEC on July 24, 2014 and the securities regulatory authorities in each of the provinces of Canada, other than Quebec, in each case as supplemented by a prospectus supplement. A final prospectus supplement will also be filed with the SEC and the securities commissions in each of the provinces of Canada, other than Quebec. The final prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from CIBC or H.C. Wainwright & Co. LLC by sending an email to michelene.dougherty@cibc.ca, for Canadian investors, or from CIBC or H.C. Wainwright at useprospectus@us.cibc.com or placements@hcwco.com, for United States investors.

About DragonWave

DragonWave(R) is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave(R) and Horizon(R) are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the   completion of the Offering, including the expected closing date, the anticipated use of proceeds and the cash proceeds from the exercise of the Warrants being paid to the Company. These statements are subject to certain assumptions, risks and uncertainties, including market conditions,stock exchange approvals and the Company’s ability to maintain an effective shelf registration statement in the United States. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company’s effective shelf registration statement filed with the SEC on August 29, 2013 and in the final short form base shelf prospectus dated August 29, 2013 filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, in the documents incorporated by reference therein, the final prospectus supplement thereto relating to the Offering, and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:

John Lawlor

Investor Relations

DragonWave Inc.

jlawlor@dragonwaveinc.com

613-599-9991 ext 2424

Media Contact:

Nadine Kittle

Marketing Communications

DragonWave Inc.

nkittle@dragonwaveinc.com

613-599-9991 ext 2262

Media Contact:

Becky Obbema

Interprose Public Relations

(for DragonWave)

Becky.Obbema@interprosepr.com

(408) 778-2024

Source: DragonWave Inc.